UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commision File Number 005-81586

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase, dated October 31, 2023, relating to the previously announced cash tender offer by Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA).

CONTENTS

Exhibit 99.1.	Press release from Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA), dated November 9, 2023, announcing the final results of its previously announced tender offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

By: /s/ Eugenio Garza y Garza
Eugenio Garza y Garza
Director of Finance and Corporate Development

Date: November 9, 2023